SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

American Greetings Corporation

(Name of the Issuer)

American Greetings Corporation

Morry Weiss

Judith Stone Weiss

Zev Weiss

Jeffrey Weiss

Gary Weiss

Elie Weiss

Irving I. Stone Limited Liability Company

Century Intermediate Holding Company

Century Merger Company

Three-Twenty-Three Family Holdings, LLC

(Names of Person(s) Filing Statement)

Class A common shares, par value $1.00 per share

Class B common shares, par value $1.00 per share

(Title of Class of Securities)

026375-10-5 (Class A common shares)

026375-20-4 (Class B common shares)

(CUSIP Number of Class of Securities)

American Greetings Corporation Attn: Christopher W. Haffke One American Road Cleveland, Ohio 44144-2398 (216) 252-7300	Zev Weiss c/o American Greetings Corporation One American Road Cleveland, Ohio 44144-2398 (216) 252-7300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Baker & Hostetler LLP PNC Center 1900 East 9th Street, Suite 3200 Cleveland, OH 44114-3482 Attn: John M. Gherlein; Robert A. Weible (216) 621-0200	Jones Day North Point 901 Lakeside Avenue Cleveland, Ohio 44114 Attn: Lyle G. Ganske; Robert A. Profusek; James P. Dougherty (216) 586-3939

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$619,764,525	$84,536

* In accordance with Exchange Act Rule 0-11(c), the filing fee of $84,536 was determined by multiplying 0.0001364 by the aggregate merger consideration of $619,764,525. The aggregate merger consideration was calculated based on the sum of (i) 32,200,977 outstanding common shares (29,288,810 Class A common shares and 2,912,167 Class B common shares) as of June 10, 2013 to be acquired pursuant to the merger multiplied by the $19.00 per share merger consideration, (ii) 46,470 Class A common shares underlying certain restricted stock units held by non-employee directors to be cancelled pursuant to the merger multiplied by the $19.00 per share merger consideration, (iii) $7,062,942, representing an estimate of the aggregate cash payment to be made with respect to options to purchase Class A common shares that will be cancelled pursuant to the merger agreement.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $84,536	Filing Party: American Greetings Corporation

Form or Registration No.: Schedule 14A	Date Filed: July 5, 2013

Introduction

This Amendment No. 3 to Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) American Greetings Corporation (the “Company”), an Ohio corporation and the issuer of the Class A common shares, par value $1.00 per share (the “Class A common shares”) and the Class B common shares, par value $1.00 per share (the “Class B common shares”) that are subject to the Rule 13e-3 transaction; (ii) Century Intermediate Holding Company (“Parent”), a Delaware corporation; (iii) Century Merger Company (“Merger Sub”), an Ohio corporation and wholly owned subsidiary of Parent; (iv) Morry Weiss, the Chairman of the board of directors of the Company; (v) Zev Weiss, a director and the Chief Executive Officer of the Company; (vi) Jeffrey Weiss, a director and the President and Chief Operating Officer of the Company; (vii) Gary Weiss, an employee and non-executive officer of the Company; (viii) Elie Weiss; (ix) Judith Stone Weiss; (x) Irving I. Stone Limited Liability Company (“Irving Stone LLC”), an Ohio limited liability company; and (xi) Three-Twenty-Three Family Holdings, LLC (“Family LLC”), a Delaware limited liability company. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.” Morry Weiss, Zev Weiss, Jeffrey Weiss, Gary Weiss, Elie Weiss, Judith Stone Weiss and Irving Stone LLC are referred to as the “Family Shareholders.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated March 29, 2013 (as amended by Amendment No. 1 to Agreement and Plan of Merger, dated July 3, 2013, and as it may be further amended from time to time, the “merger agreement”) among the Company, Parent, and Merger Sub. Pursuant to the merger agreement, if the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company and each Class A common share and Class B common share outstanding at the effective time of the merger (other than shares owned by the Company, Parent (which, at the effective time of the merger, will include Class A common shares and Class B common shares currently held by the Family Shareholders), Merger Sub and holders who have properly demanded dissenters’ rights) will be cancelled and converted into the right to receive $19.00, in cash, without interest.

The board of directors of the Company, with Morry Weiss, Zev Weiss and Jeffrey Weiss (the “Family Shareholder directors”) abstaining, and based in part on the unanimous recommendation of a special committee of independent directors that was established to evaluate and negotiate a potential transaction and consider other alternatives available to the Company (as described more fully in the revised preliminary proxy statement filed herewith as Exhibit (a)(1)), has (i) determined unanimously that the merger agreement and the merger are advisable and are fair to, and in the best interests of, the Company and its shareholders (other than the Family Shareholders, Parent and Merger Sub), including the unaffiliated shareholders, (ii) approved unanimously the merger agreement and the merger, and (iii) resolved unanimously to recommend that the Company’s shareholders vote in favor of the proposal to adopt the merger agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a revised preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from shareholders of the Company in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the merger agreement and a copy of the amendment to the merger agreement are attached to the Proxy Statement as Annex A-1 and Annex A-2, respectively, and are incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

American Greetings Corporation

One American Road

Cleveland, Ohio 44114

(216) 252-7300

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Special Meeting—Record Date and Quorum”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding American Greetings—Market Price of the Company’s common shares”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding American Greetings—Dividends”

“The Merger Agreement—Conduct of Business Pending the Merger”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding American Greetings—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding American Greetings—Transactions in Common Shares—Transactions in Common Shares by the Family Shareholders, Parent, Merger Sub and Family LLC During the Past Two Years”

Item 3.	Identity and Background of Filing Person

(a)—(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Important Information Regarding American Greetings”

“Important Information Regarding the Family Shareholders, Parent, Merger Sub and Family LLC”

Item 4.	Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Stock Options, Company Restricted Stock Units and Company Performance Shares”

“The Merger Agreement—Payment for the Common Shares in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing—Rollover Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“Advisory Vote on Merger Related Compensation”

Annex A-1: Agreement and Plan of Merger

Annex A-2: Amendment No. 1 to Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Dissenters’ Rights”

Annex C: Ohio Revised Code Section 1701.85

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Shareholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) (1)—(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Agreements Involving Common Shares”

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Position of Family LLC, Parent, Merger Sub and the Family Shareholders as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Recent Developments”

“The Merger Agreement”

“Agreements Involving Common Shares”

Annex A-1: Agreement and Plan of Merger

Annex A-2: Amendment No. 1 to Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing—Rollover Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Agreements Involving Common Shares”

Annex A-1: Agreement and Plan of Merger

Annex A-2: Amendment No. 1 to Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing—Rollover Financing”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Stock Options, Company Restricted Stock Units and Company Performance Shares”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Stock Options, Company Restricted Stock Units and Company Performance Shares”

“Important Information Regarding American Greetings—Dividends”

Annex A-1: Agreement and Plan of Merger

Annex A-2: Amendment No. 1 to Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Position of Family LLC, Parent, Merger Sub and the Family Shareholders as to Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Recent Developments”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Structure of the Merger”

“Advisory Vote on Merger Related Compensation”

Annex A-1: Agreement and Plan of Merger

Annex A-2: Amendment No. 1 to Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Peter J. Solomon Company”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Position of Family LLC, Parent, Merger Sub and the Family Shareholders as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Recent Developments”

Annex B: Opinion of Peter J. Solomon Company, L.P.

Presentation to the Special Committee of the Board of Directors, dated October 26, 2012, of Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(2) and is incorporated herein by reference.

Presentation to the Special Committee of the Board of Directors, dated November 19, 2012, of Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(3) and is incorporated herein by reference.

Presentation to the Special Committee of the Board of Directors, dated December 7, 2012, of Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(4) and is incorporated herein by reference.

Discussion Materials, dated January 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, are filed as Exhibit (c)(5) and are incorporated herein by reference.

Discussion Materials, dated February 24, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, are filed as Exhibit (c)(6) and are incorporated herein by reference.

Board Discussion Materials, dated March 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee and the board, are filed as Exhibit (c)(7) and are incorporated herein by reference.

Board Discussion Materials, dated March 28, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee and the board, are filed as Exhibit (c)(8) and are incorporated herein by reference.

Discussion Materials, dated June 23, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, are filed as Exhibit (c)(9) and are incorporated by reference herein.

Discussion Materials, dated June 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, are filed as Exhibit (c)(10) and are incorporated by reference herein.

Update Presentation, dated July 2, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(11) and is incorporated by reference herein.

Discussion Materials, dated July 3, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, are filed as Exhibit (c)(12) and are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Background of the Merger”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Peter J. Solomon Company”

“Special Factors—Recent Developments”

“Where You Can Find Additional Information”

Annex B: Opinion of Peter J. Solomon Company, L.P.

Presentation to the Special Committee of the Board of Directors, dated October 26, 2012, of Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(2) and is incorporated herein by reference.

Presentation to the Special Committee of the Board of Directors, dated November 19, 2012, of Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(3) and is incorporated herein by reference.

Presentation to the Special Committee of the Board of Directors, dated December 7, 2012, of Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(4) and is incorporated herein by reference.

Discussion Materials, dated January 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, are filed as Exhibit (c)(5) and are incorporated herein by reference.

Discussion Materials, dated February 24, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, are filed as Exhibit (c)(6) and are incorporated herein by reference.

Board Discussion Materials, dated March 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee and the board, are filed as Exhibit (c)(7) and are incorporated herein by reference.

Board Discussion Materials, dated March 28, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee and the board, are filed as Exhibit (c)(8) and are incorporated herein by reference.

Discussion Materials, dated June 23, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, are filed as Exhibit (c)(9) and are incorporated by reference herein.

Discussion Materials, dated June 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, are filed as Exhibit (c)(10) and are incorporated by reference herein.

Update Presentation, dated July 2, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(11) and is incorporated by reference herein.

Discussion Materials, dated July 3, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, are filed as Exhibit (c)(12) and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Fees and Expenses”

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding American Greetings—Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing—Rollover Financing”

“Agreements Involving Common Shares”

“Important Information Regarding American Greetings—Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding American Greetings—Transactions in Common Shares”

Annex A-1: Agreement and Plan of Merger

Annex A-2: Amendment No. 1 to Agreement and Plan of Merger

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Financing—Rollover Financing”

“The Special Meeting—Required Vote”

“Agreements Involving Common Shares”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Position of Family LLC, Parent, Merger Sub and the Family Shareholders as to Fairness of the Merger”

Item 13.	Financial Information

(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding American Greetings—Historical Selected Financial Information”

“Important Information Regarding American Greetings—Ratio of Earnings to Fixed Charges”

“Important Information Regarding American Greetings—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2013 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Advisory Vote on Merger Related Compensation”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a) (1) Proxy Statement of American Greetings Corporation (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission, and incorporated herein by reference (the “Proxy Statement”).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release dated April 1, 2013 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed April 1, 2013 and incorporated herein by reference).

(a) (6) Limited Liability Company Agreement of The Irving I. Stone Limited Liability Company, dated as of September 6, 1995.*

(a) (7) Employee Letter and Answers to Employees’ Questions About the Transaction, provided to Company employees on April 1, 2013 (filed on Schedule 14A on April 1, 2013 and incorporated herein by reference).

(a) (8) Press Release dated July 3, 2013 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed July 5, 2013 and incorporated herein by reference).

(b) (1) Commitment Letter, dated March 29, 2013, among Century Intermediate Holding Company, Bank of America, N.A., Deutsche Bank AG New York Branch, Key Bank National Association, Macquarie Capital USA, Inc. and PNC Bank National Association.*

(b) (2) Series A Preferred Stock Purchase Agreement, dated March 29, 2013, between Century Intermediate Holding Company and Koch AG Investment, LLC, and, solely for purposes of Section 12.9, Zev Weiss, Morry Weiss and Jeffrey Weiss and Koch Industries, Inc.*

(b) (3) Amendment to Commitment Letter, dated July 3, 2013, among Century Intermediate Holding Company, Bank of America, N.A., Deutsche Bank AG New York Branch, Key Bank National Association, Macquarie Capital USA, Inc. and PNC Bank National Association.

(c) (1) Opinion of Peter J. Solomon Company, L.P. (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Presentation to the Special Committee of the Board of Directors, dated October 26, 2012, of Peter J. Solomon Company, L.P., provided to the special committee.*

(c) (3) Presentation to the Special Committee of the Board of Directors, dated November 19, 2012, of Peter J. Solomon Company, L.P., provided to the special committee.*

(c) (4) Presentation to the Special Committee of the Board of Directors, dated December 7, 2012, of Peter J. Solomon Company, L.P., provided to the special committee.*

(c) (5) Discussion Materials, dated January 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee.**

(c) (6) Discussion Materials, dated February 24, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee.*

(c) (7) Board Discussion Materials, dated March 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee and the board.**

(c) (8) Board Discussion Materials, dated March 28, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee and the board.**

(c) (9) Discussion Materials, dated June 23, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee.

(c) (10) Discussion Materials, dated June 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee.

(c) (11) Update Presentation, dated July 2, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee.

(c) (12) Discussion Materials, dated July 3, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee.

(d) (1) Agreement and Plan of Merger, dated March 29, 2013, among Century Intermediate Holding Company, Century Merger Company, and the Company (incorporated herein by reference to Annex A-1 of the Proxy Statement).

(d) (2) Rollover and Contribution Agreement, dated March 29, 2013, among Three-Twenty-Three Family Holdings, LLC, Century Intermediate Holding Company, and the Family Shareholders (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed April 1, 2013 and incorporated herein by reference).

(d) (3) Guaranty and Voting Agreement, dated March 29, 2013, among the Family Shareholders and the Company (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 1, 2013 and incorporated herein by reference).

(d) (4) Letter Agreement, dated November 2, 2012 (filed as Exhibit 3 to Amendment No. 1 to Schedule 13D filed by Zev Weiss, Jeffrey Weiss, Gary Weiss, Elie Weiss and Morry Weiss on November 5, 2012, and incorporated herein by reference).

(d) (5) Amendment No. 1 to Agreement and Plan of Merger, dated July 3, 2013, among Century Intermediate Holding Company, Century Merger Company, and the Company (incorporated herein by reference to Annex A-2 of the Proxy Statement).

(d) (6) Amendment No. 1 to Guaranty and Voting Agreement, dated July 3, 2013, among the Family Shareholders and the Company (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed July 5, 2013 and incorporated herein by reference).

(f) Section 1701.85 of the Ohio General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

*	Previously filed on April 17, 2013.

**	Previously filed on May 23, 2013.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 5, 2013

AMERICAN GREETINGS CORPORATION

By:	/s/ Christopher W. Haffke
Name:	Christopher W. Haffke
Title:	Vice President, Secretary and General Counsel

CENTURY INTERMEDIATE HOLDING COMPANY

By:	/s/ Zev Weiss
Name:	Zev Weiss
Title:	Vice President and Secretary

CENTURY MERGER COMPANY

By:	/s/ Zev Weiss
Name:	Zev Weiss
Title:	Vice President and Secretary

THREE-TWENTY-THREE FAMILY HOLDINGS, LLC

By:	/s/ Zev Weiss
Name:	Zev Weiss
Title:	Sole Member

IRVING I. STONE LIMITED LIABILITY COMPANY

By:	/s/ Gary Weiss
Name:	Gary Weiss
Title:	Manager

/s/ Morry Weiss
MORRY WEISS

/s/ Judith Stone Weiss
JUDITH STONE WEISS

/s/ Zev Weiss
ZEV WEISS

/s/ Jeffrey Weiss
JEFFREY WEISS

/s/ Gary Weiss
GARY WEISS

/s/ Elie Weiss
ELIE WEISS